Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change September 8, 2010
Item 3	News Release The news release dated September 8, 2010 was disseminated through Marketwire’s US and Canadian Timely Disclosure Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reports that ongoing diamond drilling at its wholly-owned Brucejack Project continues to expand gold-silver mineralization along strike and to depth at the Galena Hill, West and Bridge Zones.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated September 8, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of September, 2010

September 8, 2010	News Release 10-24

BRUCEJACK DRILLING CONTINUES EXPANDING GOLD-SILVER ZONES

Vancouver, B.C. – Silver Standard Resources Inc. (nasd: ssri, tmx: sso) (the “Company”) reports that ongoing diamond drilling at its wholly-owned Brucejack Project continues to expand gold-silver mineralization along strike and to depth at the Galena Hill, West and Bridge Zones. The Brucejack Project is adjacent to the Company’s wholly-owned Snowfield Project located approximately 65 kilometers north-northwest of Stewart, British Columbia.

West Zone

Drilling at the West Zone, located 500 meters north of the Galena Hill Zone, has defined a northern extension measuring approximately 400 meters by 400 meters. Highlights from the current results are holes SU-73 and SU-68, both of which intersected high-grade gold-silver mineralization within envelopes of lower grade material.

•	SU-73 intersected 59.5 meters averaging 2.45 grams of gold and 13.2 grams of silver per tonne, including a 9.5-meter uncut interval of 57.63 grams of gold and 40.9 grams of silver per tonne.

•	SU-68 intersected 18.5 meters averaging 2.41 grams of gold and 8.8 grams of silver per tonne, including a 0.5-meter uncut interval averaging 518.0 grams of gold and 244.0 grams of silver per tonne.

Galena Hill Zone

The Galena Hill Zone is host to disseminated gold-silver mineralization together with structurally-controlled high-grade veins. Hole SU-76 was drilled on section with previously reported SU-53 which intersected 1.5 meters with uncut grades of 1,025 grams of gold and 751 grams of silver per tonne. SU-76 intersected two bands of mineralization, with the longer intersection assaying:

-	105 meters averaging 2.27 grams of gold and 20.8 grams of silver per tonne, including 20 meters with uncut grades of 8.21 grams of gold and 66.2 grams of silver per tonne.

Hole SU-77, a step-out hole on the west side of the zone, intersected 46.5 meters averaging 1.18 grams of gold and 8.9 grams of silver per tonne.

Drilling to date at Galena Hill continues to both expand the zone and to define the continuity of high-grade gold-silver mineralization. Galena Hill is open to east and to depth.

Bridge Zone

The Bridge Zone, which exhibits porphyry-style gold-silver mineralization, has also been expanded to the south and east, and now measures approximately 600 meters by 900 meters, which is approximately three times the area defined in the 2009 drill program. Of the five holes summarized in Table 1, the two best holes are SU-69 and SU-78, whose grades appear to increase with depth. Highlights of these two holes included:

•
SU-69 intersected two bands of mineralization, the first with 243 meters averaging 0.85 grams of gold and 8.8 grams of silver per tonne and the second interval with 177 meters averaging 1.07 grams of gold and 10.4 grams of silver per tonne. SU-69 ended in mineralization.

•
SU-78 also intersected two bands of mineralization, the first with 85 meters averaging 0.57 grams of gold and 3.8 grams of silver per tonne, and the second interval with 299 meters averaging 0.73 grams of gold and 7.1 grams of silver per tonne.

This drilling is part of an initial 42,000-meter program of infill and step-out drilling on the Brucejack and Snowfield properties, of which 24,000 meters are dedicated to Brucejack. At the Brucejack Project, drilling continues to expand all zones that have been tested and, with a number of targets that will remain untested at the end of this year’s program in October, exploration potential is significant. Drill hole location maps for the two projects are posted on Silver Standard’s web site in the “Projects” section (Snowfield Drill Plan and Brucejack Drill Plan).

Kenneth C. McNaughton, M.A.Sc., P.Eng., Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person responsible for Silver Standard’s exploration programs.

Silver Standard Resources Inc. is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, the estimation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, and costs and timing of development of new deposits. Such risks and uncertainties include, but are not limited to, the timing to complete drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits or land use agreements in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)

Table 1 - Selected Brucejack Project Drill Results(1)
September 2010

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Gold (oz./ton)	Silver (g/tonne)	Silver (oz./ton)
West Zone
SU-066	26.89	64.55	37.66	0.88	0.03	1.49	0.04
	358.34	444.00	85.66	1.16	0.03	5.39	0.16
SU-067	114.00	177.55	63.55	0.76	0.02	4.45	0.13
	250.00	324.42	74.42	2.17	0.06	16.56	0.48
SU-068	107.00	125.50	18.50	2.41(3)	0.07(3)	8.80	0.27
incl.	117.7	118.2	0.50	518.00(5)	15.10(5)	244.00(5)	7.12(5)
	213.50	232.36	18.86	0.91	0.03	8.27	0.24
	387.50	516.50	129.00	0.89	0.03	10.11	0.29
SU-071	5.68	48.74	43.06	0.51	0.01	2.28	0.07
	519.50	523.93	4.43	6.73	0.20	5.69	0.17
SU-073	57.00	116.50	59.50	2.45(4)	0.07	13.17	0.38
incl.	102.50	112.00	9.50	57.63(5)	1.68(5)	40.85(5)	1.19(5)
	208.66	240.50	31.84	0.84	0.02	22.89	0.67
SU-074	9.00	51.00	42.00	0.76	0.02	7.50	0.22
	115.00	155.00	40.00	1.08	0.03	13.68	0.40
	207.00	220.50	13.50	4.85(3)	0.14(3)	13.49	0.39
	269.50	286.50	17.00	1.31	0.04	5.84	0.17
Galena Hill Zone
SU-065	65.50	121.00	55.50	1.46	0.04	10.59	0.31
	156.50	175.77	19.27	0.91	0.03	6.66	0.19
SU-072	140.70	157.00	16.30	0.65	0.02	7.64	0.22
SU-076	4.50	31.50	27.00	1.05	0.03	18.87	0.55
	84.50	189.50	105.00	2.27(3)	0.07(3)	20.78	0.61
incl.	125.50	145.50	20.00	8.21(5)	0.24(5)	66.15(5)	1.93(5)
SU-077	304.50	351.00	46.50	1.18	0.03	8.90	0.26
Bridge Zone
SU-064(2)	170.2	318.8	148.6	0.72	0.02	7.50	0.22
	290.29	318.78	28.49	1.07	0.03	9.76	0.28
SU-069(2)	108.50	351.61	243.11	0.85	0.02	8.79	0.26
	377.00	554.00	177.00	1.07	0.03	10.40	0.30
	600.94	644.95	44.01	0.79	0.02	8.82	0.26
SU-070(2)	77.50	109.42	31.92	0.88	0.03	5.45	0.16
SU-075	20.70	123.00	102.30	0.71	0.02	2.38	0.07
	194.00	240.50	46.50	0.55	0.02	3.71	0.11
	355.00	510.00	155.00	1.15(3)	0.03(3)	3.55	0.10
SU-078	118.50	203.50	85.00	0.57	0.02	3.78	0.11
	229.00	527.50	298.50	0.73	0.02	7.12	0.21

(1)	True thickness to be determined.
(2)	Ended in mineralization.
(3)	One sample in excess of 31.1 grams of gold per tonne was cut to 31.1 grams of gold per tonne.
(4)	Three samples in excess of 31.1 grams of gold per tonne were cut to 31.1 grams of gold per tonne.
(5)	The assays from this interval are uncut.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Brucejack Project exploration program and has verified and supervised the preparation of the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi- digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.